Exhibit 19
                                   ----------

        Annual report of Accountants with respect to the servicing of the contracts by the Servicer, pursuant to the Pooling and Servicing Agreement

                          Independent Auditors' Report


The Board of Directors
The CIT Group, Inc.:

We have examined management's assertion about The CIT Group/Sales Financing, Inc. and The CIT Group/Consumer Finance, Inc.'s (the Companies), both wholly-owned subsidiaries of The CIT Group, Inc., compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers as of and for the year ended December 31, 1998 included in the accompanying management assertion. Management is responsible for the Companies' compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Companies' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Companies' compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Companies' compliance with the minimum servicing standards.

In our opinion, management's assertion that the Companies have complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended December 31, 1998 is fairly stated, in all material respects.




March 5, 1999

                                             /s/ KPMG LLP